BIT DIGITAL, INC.

33 Irving Place

New York, New York 10013

April 27, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Registration Statement on Form F-3/A
Filed April 20, 2022
File No. 333-257934

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) has submitted an amended Registration Statement on this date to update certain information, primarily concerning shares outstanding and stock price calculations.

There were no unresolved comments. We would appreciate your advising us as to when we may submit an acceleration request. Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang

cc:	Elliot H. Lutzker, Esq.